FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Six months ended September 30, 2010

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 8, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights – Six months ended September 30, 2010

Nomura reported net revenue of 535.4 billion yen, income before income taxes of 28.1 billion yen, and net income attributable to NHI shareholders of 3.4 billion yen for the six months ended September 30, 2010. Diluted-net income attributable to NHI shareholders per share was 0.92 yen. Annualized return on shareholders’ equity1 was 0.3%.

i.) Financial position

As of the end of September 30, 2010, Nomura’s total capital ratio was 22.7 % and its Tier 1 capital ratio was 16.5%. Nomura had total assets of 34.3 trillion yen, an increase of 2.1 trillion yen compared to March 31, 2010, reflecting primarily the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of September 30, 2010 were 32.2 trillion yen, an increase of 2.1 trillion yen compared to March 31, 2010, mainly due to increase in Securities sold under agreement to repurchase and Long-term borrowings. Total equity as of September 30, 2010 was 2.1 trillion yen, a decrease of 72.3 billion yen compared to March 31, 2010. Leverage ratio as of September 30, 2010 was 16.7 times and adjusted leverage ratio was 9.8 times2.

[1]	Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.
[2]	Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed transactions divided by total NHI shareholder’s equity.

ii.) Expenses

Non-interest expenses for the six months were 507.4 billion yen, a decline of 6.0% compared to the same period in the prior fiscal year. The main factors driving the decrease are compensation benefits which decreased 12.6%, compared to the same period in the prior year partly offset by increases in business development expenses and information processing and communication expenses.

iii.) Capital and Other Balance Sheet

As of September 30, 2010, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 75.3 billion yen compared to March 31, 2010.

Level 3 assets (net)3 were approximately 0.9 trillion yen as of September 30, 2010.

iv.) Cash Dividends

The following table sets forth Cash Dividends for the six months ended September 30, 2010.

	For the year ended March 31
	2010	2011	2011 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—		—
At March 31	4.00		Unconfirmed
For the year	8.00		Unconfirmed

Nomura plans to forgo dividend distribution for the third quarter of fiscal year 2011. For the fourth quarter, dividends are not disclosed, as Nomura does not disclose earning forecasts.

v.) Number of employees

As of September 30, 2010 Nomura has 27,429 employees globally (Japan: 15,401, Europe: 4,471, Americas: 2,186, Asia (excluding Japan) and Oceania: 5,371).

[3]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Report on Form 6-K for the period ended September 30, 2010.

Level 3 assets (net) is net basis after netting off derivative assets and liabilities.

Six Months ended September 30, 2010 – Business Highlights

Net revenue was 535.4 billion yen, a decrease of 10.5% compared to the same period in the prior fiscal year. Non-interest expenses were 507.4 billion yen. Income before income taxes was 28.1 billion yen, a 52.2% decrease compared to the same period in the prior year.

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Net revenue in Retail was 198.7 billion yen, a 5.4% increase from the same period in the prior year. There was a net decrease in retail client assets by 7.3% during the six months of this fiscal year compared with the balance as of March 31, 2010, owing due primarily to a decrease in the balance of equity securities, partly reflecting a decline in domestic equity market indices.

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Net revenue in Asset Management was 37.4 billion yen, a 6.6% increase compared to the same period in the prior year. Asset under management as of September 30, 2010 was 23.3 trillion yen, a decrease of 0.1 trillion yen from 23.4 trillion yen as of March 31, 2010.

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Net revenue in Wholesale was 272.0 billion yen, a decrease of 33.8% compared to the same period of the prior year. Persistent Euro-zone market turbulence led to subdued investor activities market-wide. However, as Nomura maintained its focus on supplying liquidity to clients, client franchise continued to trend upwards.

•	Nomura maintained a healthy capital, with a Tier 1 capital ratio[4] of 16.5% and Tier 1 common ratio[5] of 16.4% as of September 30, 2010.

[4,5]	These ratios represent a preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Report on Form 6-K for the period ended September 30, 2010.

Beginning from the end of March 2009, Nomura elected to calculate the consolidated capital adequacy ratios according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, instead of calculating these ratios in accordance with the guideline applicable to financial conglomerates.

Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interests divided by risk-weighted assets.

Business Segment Information

Retail

Net revenue in Retail for the six months ended September 30, 2010 was 198.7 billion yen, a 5.4% increase from the same period in the prior year. The primarily factor for the increase in net revenue was increasing distribution commissions of investment trusts. Non-interest expenses increased 2.9% to 138.2 billion yen. As a result, income before income taxes increased 11.6% to 60.5 billion yen.

Retail client assets as of September 30, 2010 were 68.1 trillion yen, comprised of 34.4 trillion yen in equities, 5.6 trillion yen in foreign currency bonds, 13.1 trillion yen in domestic bonds, 7.5 trillion yen in stock investment trusts, 3.9 trillion yen in bond investment trusts, 1.5 trillion yen in overseas mutual funds, and 2.2 trillion yen in other6 assets.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net revenue	198.7	188.5	5.4
Non-interest expenses	138.2	134.3	2.9

Income (loss) before income taxes	60.5	54.2	11.6

Asset Management

Net revenue increased 6.6% from the same period in the prior year to 37.4 billion yen. Non-interest expenses increased 7.0% to 27.3 billion yen. As a result, income before income taxes increased 5.4% to 10.1 billion yen. Asset under management was 23.3 trillion yen as of September 30, 2010, decreased by 0.1 trillion from March 31, 2010.

In investment advisory, mandates from institutional investors outside Japan increased steadily. In addition, Nomura Asset Management’s share of public investment trust market in Japan as of September 30, 2010 was 21.2%7.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net revenue	37.4	35.1	6.6
Non-interest expenses	27.3	25.5	7.0

Income (loss) before income taxes	10.1	9.6	5.4

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd only. Source: the Investment Trust Association, Japan.

Wholesale

As of April 1, 2010, Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division.

Net revenue decreased 33.8% from the same period in the prior year to 272.0 billion yen, due primarily to decreasing net gain on trading in association with the persistent low client activities resulting mainly from financial markets turbulence in Europe in the first quarter. Non-interest expenses decreased 4.4% to 305.5 billion yen. As a result, loss before income taxes was 33.5 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net revenue	272.0	411.0	(33.8)
Non-interest expenses	305.5	319.6	(4.4)

Income (loss) before income taxes	(33.5)	91.5	—

Other Operating Results

Other operating results include net gain (loss) on trading related to economic hedging transactions, realized gain (loss) on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Net revenue was 42.9 billion yen while income before income tax was 6.5 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net revenue	42.9	(44.2)	—
Non-interest expenses	36.4	60.3	(39.7)

Income (loss) before income taxes	6.5	(104.5)	—

Segment Information – Operating Segments

	Millions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net revenue
Business segment information:
Retail	198,712	188,530	5.4
Asset Management	37,423	35,117	6.6
Wholesale	272,014	411,024	(33.8)

Sub Total	508,149	634,671	(19.9)
Other	42,863	(44,195)	—

Net revenue	551,012	590,476	(6.7)

Reconciliation items:
Unrealized gain (loss) on investments on equity
securities held for operating purposes	(15,565)	7,908	—

Net revenue	535,447	598,384	(10.5)

Non-interest expenses
Business segment information:
Retail	138,191	134,317	2.9
Asset Management	27,303	25,515	7.0
Wholesale	305,519	319,568	(4.4)

Sub Total	471,013	479,400	(1.7)
Other	36,366	60,271	(39.7)

Non-interest expenses	507,379	539,671	(6.0)

Reconciliation items:
Unrealized gain (loss) on investments on equity
securities held for operating purposes	—	—	—

Non-interest expenses	507,379	539,671	(6.0)

Income (loss) before income taxes
Business segment information:
Retail	60,521	54,213	11.6
Asset Management	10,120	9,602	5.4
Wholesale	(33,505)	91,456	—

Sub Total	37,136	155,271	(76.1)
Other*	6,497	(104,466)	—

Income (loss) before income taxes	43,633	50,805	(14.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity
securities held for operating purposes	(15,565)	7,908	—

Income (loss) before income taxes	28,068	58,713	(52.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”. The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended
	September 30, 2010 (A)	September 30, 2009 (B)	(A-B)/(B)
Net gain (loss) related to economic hedging transactions	(791)	13,939	—
Realized gain (loss) on investments in equity securities held for operating purposes	(463)	(415)	—
Equity in earnings of affiliates	2,356	4,303	(45.2)
Corporate items	3,026	(44,484)	—
Others	2,369	(77,809)	—

Total	6,497	(104,466)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the six months ended September 30, 2010, in accordance with U.S. GAAP.

(Millions of yen)
For the six months ended September 30, 2010
Earnings:
Pre-tax income before adjustment for income from equity investees	¥26,388
Add: Fixed charges	98,987
Distributed income of equity investees	2,676

Earnings as defined	¥128,051

Fixed charges	¥98,987
Ratio of earnings to fixed charges[8]	1.3

[8]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2010. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2010.

As of September 30, 2010
(Millions of yen)
Short-term borrowings	¥1,173,310
Long-term borrowings	7,984,932
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—3,719,133,241 shares
Outstanding—3,599,477,605 shares	594,493
Additional paid-in capital	638,263
Retained earnings	1,058,450
Accumulated other comprehensive loss	(140,771)

Total NHI shareholders’ equity before treasury stock	2,150,435

Common stock held in treasury, at cost—119,655,636 shares	(98,848)

Total NHI shareholders’ equity	2,051,587
Noncontrolling interests	9,087

Total equity	2,060,674

Total capitalization and indebtedness	¥11,218,916

NHI and certain of its subsidiaries enter into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2010 was ¥8,028 million. This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Report on Form 6-K for the period ended September 30, 2010.

Disclaimers

•	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

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Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

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No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

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The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

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This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

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The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Report on Form 6-K for the period ended September 30, 2010.